[Letterhead of KPMG Peat Marwick LLP]




The Board of Directors
Home Bancorp of Elgin, Inc.:


We consent to the incorporation by reference in the registration statement (No. 333-31889) on Form S-8 of Home Bancorp of Elgin, Inc. of our report dated January 26, 1998, relating to the consolidated balance sheets of Home Bancorp of Elgin, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, which report is incorporated by reference in the December 31, 1997 annual report on Form 10-K of Home Bancorp of Elgin, Inc.


                                   /s/ KPMG Peat Marwick LLP

Chicago, Illinois
March 23, 1998